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During the year ended October 31, 1995, the Trust changed the classification of distributions to shareholders to better disclose the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended October 31, 1995, amounts have been reclassified to reflect a decrease in paid-in capital of $3,832,676, a decrease in overdistributed net investment income of $2,987,863 and a decrease in accumulated net realized loss on investments of $844,813.